UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

CONSOLIDATED FORM

Managers and Related Person’s Negotiation – Article 11 -  CVM Instruction # 358/2002

On January, 2011 only the following transactions involving securities and derivatives were carried out, pursuant to Article 11 Instruction # 358/2002:

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	(X ) Board of Directors	( ) Executive Officers	( ) Audit Committee	( ) Technical or Advisory Boards

Opening Balance

Security/ Derivative	Security Description	Quantity	% of participation
Same Type/ Class	Total
Shares	Commom shares	225	0.00%	0.00%
Shares	Preferred shares	188	0.00%	0.00%
Shares	UNIT’S	27,657	0.00%	0.00%
Debenture Commited	SUDA15	0

Activity in the month – described each purchase or sale operation carried out in the month (Day, quantity, price and amount)

Closing Balance

Security/ Derivative	Security Description	Quantity	% de participation
Same Type Espécie/ Class	Total
Shares	Commom shares	225	0.00%	0.00%
Shares	Preferred shares	188	0.00%	0.00%
Shares	UNIT’S	27,657	0.00%	0.00%

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	( ) Board of Directors	(X ) Executive Officers	( ) Audit Committee			( ) Technical or Advisory

Opening Balance

Security/ Derivative	Security Description				Quantity	% de participation
						Same Type/ Class	Total
Shares	Commom shares				208,443	0.00%	0.00%
Shares	Preferred shares				182,926	0.00%	0.00%
Shares	UNIT’S				165,977	0.00%	0.00%
Debenture Committed	AMRO14				4
Debenture Committed	AMRO15				53
Debenture Committed	AMRO16				205
Debenture Committed	STBA11				620
Debenture Committed	STBA13				71
Debenture Committed	SUDA14				152
Debenture Committed	SUDA15				14,358

Activity in the month – described each purchase or sale operation carried out in the month (Day, quantity, price and amount)

Security/ Derivative	Securities Description	Brokerage House	Operation	Day	Quantity	Price	Amount (R$)
Debenture Committed	AMRO 15		Buy		46		R$ 789,996.00
Debenture Committed	AMRO 15		Sale		7		R$ 120,737.00
Debenture Committed	AMRO 15		Sale		9		R$ 155,096.00
Debenture Committed	AMRO 16		Sale		3		R$ 48.641.00
Debenture Committed	AMRO 16		Sale		11		R$ 178,660.00
Debenture Committed	AMRO 16		Sale		56		R$ 907,579.68
Debenture Committed	STBA 11		Sale		26		R$ 51,039.00
Debenture Committed	SUDA14		Sale		63		R$ 920,099.00
Debenture Committed	SUDA15		Buy		369		R$ 524,612.00
Debenture Committed	SUDA15		Buy		487		R$ 692,373.00
Debenture Committed	SUDA15		Buy		633		R$ 899,943.00
Debenture Committed	SUDA15		Buy		657		R$ 934,457.00
Debenture Committed	SUDA15		Buy		734		R$ 1,043,536.00
Debenture Committed	SUDA15		Sale		13		R$ 18,519.00
Debenture Committed	SUDA15		Sale		19		R$ 27,047.00
Debenture Committed	SUDA15		Sale		34		R$ 48,513.00
Debenture Committed	SUDA15		Sale		71		R$ 101,383.00
Debenture Committed	SUDA15		Sale		129		R$ 180,046.00
Debenture Committed	SUDA15		Sale		159		R$ 226,237.00
Debenture Committed	SUDA15		Sale		177		R$ 251,411.00
Debenture Committed	SUDA15		Sale		419		R$ 595,688.00
Debenture Committed	SUDA15		Sale		960		R$ 1,370,256.00

Closing Balance

Security/ Derivative	Securities Description				Quantity	% de participation
						Same Type/ Class	Total
Shares	Commom shares				208,443	0.00%	0.00%
Shares	Preferred shares				182,926	0.00%	0.00%
Shares	UNIT’S				165,977	0.00%	0.00%
Debenture Committed	AMRO14				4	0.00%	0.00%
Debenture Committed	AMRO15				83	0.00%	0.00%
Debenture Committed	AMRO16				135	0.00%	0.00%
Debenture Committed	STBA11				594	0.00%	0.00%
Debenture Committed	STBA13				71	0.00%	0.00%
Debenture Committed	SUDA14				89	0.00%	0.00%
Debenture Committed	SUDA15				15,257	0.00%	0.00%

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	( ) Board of Directors	( ) Executive Officers		( ) Audit Committee		(x) Technical or Advisory Boards

Opening Balance

Security/ Derivative	Security Description				Quantity	% de participation
						Same Type/ Class	Total
Shares	UNIT’S				810	0.00%	0.00%

Activity in the month – described each purchase or sale operation carried out in the month (Day, quantity, price and amount)

Security/ Derivative	Securities Description	Brokerage House	Operation	Day	Quantity	Price	Amount (R$)
-		-			-	-

Closing Balance

Security/ Derivative	Características dos Títulos				Quantity	% de participation
						Same Type/ Class	Total
Shares	UNIT’S				810	0.00%	0.00%

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	( ) Board of Directors (X) Controlling Shareholder	( ) Executive Officers	( ) Audit Committee			( ) Technical or Advisory Boards

Opening Balance

Security/ Derivative	Security Description			Quantity		% de participation
						Same Type/ Class	Total
Shares	Commom shares			174,700,972,307		82,08%	82,08%
Shares	Preferred shares			150,024,316,265		80,57%	80,57%

Activity in the month – described each purchase or sale operation carried out in the month (Day, quantity, price and amount)

Security/ Derivative	Securities Description	Brokerage House	Operation	Day	Quantity	Price US$	Amont US$
ADS	BSBR	SIS	Buy	10	500,000	5,754,000.00
ADS	BSBR	SIS	Buy	11	500,000	5,930,651.00
ADS	BSBR	SIS	Buy	14	291,718	3,474,371.15
ADS	BSBR	SIS	Buy	15	198,634	2,392,446.85
ADS	BSBR	SIS	Buy	22	509,648	6,106,560.05
ADS	BSBR	SIS	Buy	25	501	5,861.70

Closing Balance

Security/ Derivative	Security Description			Quantity		% de participation
						Same Type/ Class	Total
Shares	Commom shares			174,700,972,307		82,08%	82,08%
Shares	Preferred shares			150,024,316,265		80,57%	80,57%
ADS	BSBR			2,000,501		0,3%	0,3%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 15, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer